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COMMISSION FILE
No. 1-8887

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

TransCanada PipeLines Limited
(Translation of Registrant's Name Into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

X
Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

X
Yes	No

I

1.
The Management Proxy Circular of the Registrant dated February 25, 2003 and as filed as Exhibit 4.214 to this Form 6-K (excluding the Sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance", which shall be deemed not to be incorporated by reference) is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132
F-10	333-101140
2.
The Form of Proxy of the Registrant is hereby furnished as Exhibit 4.215 to this Form 6-K.

3.
The TransCanada PipeLines Limited Question and Answer to Shareholders is hereby furnished as Exhibit 4.216 to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer
By:	/s/ RHONDDA E.S. GRANT Rhondda E.S. Grant Vice-President and Corporate Secretary

March 25, 2003

EXHIBIT INDEX

Exhibit
4.214	Management Proxy Circular of the Registrant
4.215	Form of Proxy
4.216	TransCanada PipeLines Limited — Question and Answer sent to Shareholders

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FORM 6-K
SIGNATURES
EXHIBIT INDEX